UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 6) *

Jackson Hewitt Tax Service Inc.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

468202 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,391,410 Common Shares* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,391,410 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,410 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,451 Common Shares* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,451 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,451 Common Shares* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,451 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Dennis A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,394,312 Common Shares* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,394,312 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,312 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	468202106

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,394,312 Common Shares* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,394,312 Common Shares* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,312 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated November 15, 2007, Amendment No. 2, dated December 7, 2007, Amendment No. 3, dated April 15, 2008, Amendment No. 4, dated October 3, 2008, and Amendment No. 5, dated October 14, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and together, with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Jackson Hewitt Tax Service Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On December 3, 2008, SAVF submitted the following shareholder proposal and related supporting statement for inclusion in the Company’s proxy materials for the 2009 annual meeting of the Company’s stockholders:

Shareholder Resolution Requesting Redemption of Rights Issued

under the Company’s Rights Agreement

“RESOLVED, that the Board of Directors of Jackson Hewitt Tax Service Inc. take all necessary action to redeem all outstanding Rights issued under Jackson Hewitt’s Rights Agreement, and not adopt, issue rights under, or extend any rights agreement unless such adoption, issuance, or extension has been approved by the affirmative vote of the holders of a majority of shares.”

Supporting Statement for Shareholder Proposal to Redeem Rights Issued

Under the Company’s Rights Agreement

Shamrock Activist Value Fund believes that the financial performance of Jackson Hewitt (the “Company”) is closely tied to its corporate governance policies and the accountability of Company management to its shareholders. We further believe that the Company’s stockholders should have the power to determine a fair price for their holdings.

The Company’s Rights Agreement (or “poison pill”) is an extremely powerful deterrent to would-be purchasers of Company stock, effectively preventing investors from acquiring more than 15% of the Company’s outstanding stock without first receiving Board approval. The only alternatives are to either abandon plans to acquire a large position in the Company’s stock or face the risk of a serious dilution of their stock holdings following the exercise of the poison pill. This threat of dilution, of both share value and of the power to exercise oversight over the Company’s management through the acquisition of a controlling stake in the Company, adversely affects stockholder value and management accountability.

Further, by effectively forcing potential acquirers to negotiate directly with the Board, the Board is left with the unchecked power to determine whether and when to sell the Company. The poison pill may therefore prevent Company stockholders from seeking and receiving the best possible price for their holdings. In addition, the presence of the poison pill can lead to further entrenchment of Company management, as the Board may simply reject any offer that might ultimately lead to the removal of directors or executives. It is not in the best interests of the Company or its stockholders to subvert the most fundamental tenets of stockholder autonomy- the power to sell holdings at the time and price of one’s choice, and the ability to hold management accountable for poor decisions.

Shamrock believes that the Company should be a leader in adopting governance best practices, and that the time has come to abandon its poison pill. These plans have become rarer and rarer as public companies realize that they are detrimental to stockholder value. Less than 20% of Fortune 500 companies now retain a poison pill, down from nearly 50% in 2005, and leading governance advisors RiskMetrics Group and the Council of Institutional Investors both recommend that poison pills be dismantled. Simply, these plans are outmoded, and should be discarded in favor of improving stockholder value.

We therefore urge you to support this resolution, which we believe will substantially benefit you by enhancing the Company’s share price, the accountability of its management, and your ability to make decisions with respect to your shares.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 2,391,410 Common Shares, which represents approximately 8.29% of the issued and outstanding Common Shares. SAVF II is the owner of

1,451 Common Shares, which represents approximately 0.005% of the issued and outstanding Common Shares. SAVF III is the owner of 1,451 Common Shares, which represents approximately 0.005% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 2,394,312 Common Shares, which represents approximately 8.3% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF, SAVF II and SAVF III. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners, and the Portfolio Manager of the Shamrock Activist Value Fund, and as such has primary responsibility for portfolio investment decisions relating to the Shamrock Activist Value Fund. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 2,394,312 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.3% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 2,394,312 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.3% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 2,394,312 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 2,394,312 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2, as previously filed.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 28,849,927 Common Shares were outstanding as of December 3, 2008, as reported by the Company in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 9, 2008.

(c) Since October 14, 2008 (the date the Schedule 13D was last amended), SAVF II and SAVF III effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 8 and incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange.

Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares since October 14, 2008 (the date the Schedule 13D was last amended).

(d)	Not applicable.

(e)	Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 8	—	Schedule of Transactions

Exhibit 9	—	Joint Filing Agreement, dated December 3, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 10	—	Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Document

Exhibit 8	—	Schedule of Transactions

Exhibit 9	—	Joint Filing Agreement, dated December 3, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 10	—	Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold